[100]/[125]% PRINCIPAL GUARANTEE BENEFIT ("PGB") RIDER

The term "Contract" as used in this rider applies to either a Contract or Certificate. This rider is part of your Contract, and the same definitions apply to the capitalized terms. There are new definitions in this rider which are introduced below. The benefit described in this rider is subject to all the terms contained in your Contract, except as modified below. In this rider, "we", "our" and "us" mean AXA Equitable Life Insurance Company and "you" and "your" mean the Owner. For purposes of this Rider, "you" and "your" refer to the older Joint Owner for Contracts with Joint Owners and to the Annuitant for Contracts with Non-natural Owners.

I. This Rider's Benefit

If on the "Benefit Maturity Date" your Annuity Account Value is less than your Guaranteed Minimum Value ("GMV"), we will increase your Annuity Account Value to be equal to your GMV, subject to the terms and conditions below. The increase will be allocated according to your instructions on file for new Contributions. On the Contract Date, the GMV is equal to {***for 125% PGB*** [125% of]} your initial Contribution. ***For Accumulator Plus only:*** [Credits are not included for purposes of determining your GMV.] The GMV is increased by {***for 125% PGB*** [125% of]}any subsequent Contributions and is adjusted for withdrawals, as described below.

II. Limitations Applicable to this Rider

No Contributions may be made after the first [6] months following the Contract Date, including after the "Benefit Maturity Date".

For TSA Contracts only: [Loans are not available under your contract.]

III. Available Investment Options

The {***for 100% PGB:*** [AXA Asset Allocation Variable Investment Options]} /{***for 125% PGB:*** [AXA Moderate Allocation Variable Investment Option]}, the Guaranteed Interest Option, {***for Accumulator Core and Accumulator Elite only:*** [and the Account for Special Dollar Cost Averaging]} are available Investment Options under the Contract.

IV. Guaranteed Minimum Value Reset

On or within 30 days following the [fifth] or later Contract Date Anniversary, you may reset your GMV to {***for 125% PGB:***125% of]} your Annuity Account Value ("GMV Reset"), if higher, on that Contract Date Anniversary. Whenever you elect a GMV Reset, you may not reset the GMV again until the fifth or later Contract Date Anniversary after the last GMV Reset. A GMV Reset, is not permitted after the Contract Date Anniversary following [your]/[the older Owner's] attainment of Age {***for Core, Elite and Select only:*** [85]}/ {***for Plus only:*** [80]}.

You must notify us in writing, using the form we require, if you wish to elect a GMV Reset. We must receive this notification within the thirty days following any eligible Contract Date Anniversary. Your next eligible GMV Reset will be determined by the last Contract Date Anniversary on which a Guaranteed Minimum Reset occurred. If {***for 125% PGB:***125% of]} your Annuity Account Value is less than the GMV as of the applicable Contract Date Anniversary, a GMV Reset will not be processed.

V. Benefit Maturity Date

Your Benefit Maturity Date is the later of (i) the [tenth] Contract Date Anniversary or (ii) the [tenth] Contract Date Anniversary after the last GMV Reset. On your Benefit Maturity Date, we deduct the last charge for this rider and make any increase in your Annuity Account Value. (8)

VI. Effect of Withdrawals

Any withdrawal from the Contract will cause the GMV to be reduced on a pro rata basis. A pro rata reduction is determined as follows:
1) Divide the amount of the withdrawal by your Annuity Account Value immediately preceding the withdrawal;
2) Multiply the fraction calculated in 1) by the amount of your GMV immediately preceding the withdrawal.

VII. The Cost Of This Rider

The charge for this benefit is shown in the Data Pages.

VIII. Termination Of This Rider

Upon the occurrence of any of the following, this rider and any charge associated herewith will terminate: (i) the Contract terminates, (ii) the Benefit Maturity Date under the Contract has passed, (iii) except as provided in the next sentence, the Owner of the Contract has changed, (iv) amounts under the Contract are applied to an annuity benefit, or (v) the Contract is continued under the Beneficiary Continuation Option. However, for a Contract owned by a Non-natural Owner, if the Owner is changed to an individual, this Rider will not terminate and its benefits will continue to be determined by the original Annuitant. If we have been notified of your death, and the Benefit Maturity Date is more than five years following the date of death, this rider will terminate as of the date of notification

AXA EQUITABLE LIFE INSURANCE COMPANY

Christopher M. Condron

Chairman and Chief Executive Officer

Karen Field Hazin, Vice President,
Secretary and Associate General Counsel